UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 09, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 09 December 2024 entitled Update regarding Vodafone Italy.

9 December 2024

Update regarding Vodafone Italy

On 15 March 2024, Vodafone Group Plc ("Vodafone") announced that it had entered into a binding agreement to sell 100% of its Italian operations ("Vodafone Italy") to Swisscom AG (the "Transaction"). Following the entry into force of the new UK Listing Rules (the "UKLRs") on 29 July 2024, Vodafone released a further announcement on 30 September 2024 containing certain additional information.

Vodafone now sets out further information relating to the Transaction in accordance with the new UKLRs.

Appendix 1: Financial information relating to Vodafone Italy

The following historical financial information relating to Vodafone Italy's performance has been extracted without material adjustment from internal financial accounting records that underlie Vodafone Group Plc's audited consolidated financial statements for the years ended 31 March 2023 and 31 March 2024, and the unaudited condensed financial statements for the six months ended 30 September 2024. The audit reports in respect of these annual consolidated financial statements were unqualified, and copies of those financial statements are available on Vodafone's website and at its registered address: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

The historical financial information is unaudited, prepared on the basis of Vodafone Group Plc accounting policies and presented before the elimination of transactions between Vodafone Italy and the remainder of the consolidated group.

EY LLP served as the auditor for Vodafone Group Plc during the periods presented and subsequently up to the date of this announcement.

Income Statement of Vodafone Italy for the years ended 31 March 2023, 31 March 2024 and the six months ended 30 September 2024:

	Six months ended 30 September 2024	Year ended 31 March 2024	Year ended 31 March 2023
	€m	€m	€m
Revenue	2,249	4,668	4,809
Cost of Sales	(879)	(3,527)	(3,619)
Gross Profit	1,370	1,141	1,190
Selling and distribution expenses	(114)	(244)	(238)
Administrative expenses	(302)	(869)	(816)
Net credit losses on financial assets	(26)	(51)	(66)
Operating Profit / (Loss)	928	(23)	70
Financing costs	(83)	(162)	(119)
Profit / (Loss) before taxation	845	(185)	(49)
Income tax expense	(260)	23	10
Profit / (Loss) for the financial year from discontinued operations	585	(162)	(39)
After tax loss on the re-measurement of the disposal group	(739)	(83)	-
Loss for the financial year from discontinued operations	(154)	(245)	(39)

Statement of Financial Position of Vodafone Italy as at 31 March 2024 and 30 September 2024:

	As at 30 September 2024	As at 31 March 2024
	€m	€m
Goodwill	1,674	2,398
Other Intangible Assets	3,416	3,331
Property, Plant and Equipment	4,895	4,307
Deferred Tax Assets	208	461
Trade and Other receivables due > 1 year	143	167
Non-Current Assets	10,336	10,664

Inventory	117	134
Taxation Recoverable	76	77
Trade and Other receivables due < 1 year	1,130	1,117
Cash and Cash Equivalents	28	29
Current Assets	1,351	1,357
Total Assets held for sale	11,687	12,021

Long Term Borrowings Total	1,387	1,509
Post Employment Benefits- Liabilities	36	45
Provisions for Liabilities and Charges due > 1 year	120	115
Trade and other payables due > 1 year	92	120
Non-Current Liabilities	1,635	1,789

Short Term Borrowings Total	727	673
Taxation Payable	12	12
Provisions due < 1 year	82	67
Trade and other payables due < 1 year	1,440	1,723
Current Liabilities	2,261	2,475
Total Liabilities held for sale	3,896	4,264

Intercompany loans due > 1 year	1,750	1,560
Other intercompany	193	196
Net Intercompany	1,943	1,751

Net Assets	5,848	6,006

Appendix 2: Non-financial information relating to the Transaction

1.   Related party transactions

Details of the related party transactions that Vodafone has entered into:

●
during the financial year ended 31 March 2022 are set out in note 30 on page 204 of the Company's 2022 Annual Report;

●
during the financial year ended 31 March 2023 are set out in note 30 on page 200 of the Company's 2023 Annual Report;

●
during the financial year ended 31 March 2024 are set out in note 30 on page 216 of the Company's 2024 Annual Report; and

●
during the period from 1 April 2024 to 30 September 2024 are disclosed in note 13 on page 46 of the Company's interim results for the half year to 30 September 2024,

in each case, as incorporated by reference into this announcement. Shareholders can access documents incorporated by reference at https://investors.vodafone.com/performance/financial-results-and-presentations.

There have been no additional related party transactions by Vodafone which are relevant to the Transaction during the period between 30 September 2024, being the end of the last financial period for which unaudited interim financial information of Vodafone has been published, and the date of this announcement.

2.   Material contracts

A. Material contracts of the Retained Vodafone group

No contracts have been entered into by Vodafone or another member of the Vodafone group, excluding Vodafone Italy (the "Retained Vodafone Group") (not being contracts entered into in the ordinary course of business): (i) within the period of two years immediately preceding the date of this announcement that are, or may be, material to the Retained Vodafone Group; or (ii) that contain any provisions under which any member of the Retained Vodafone Group has any obligation or entitlement that is, or may be, material to the Retained Vodafone Group, save as disclosed below.

1.   Revolving Credit Facilities

(A)  2028 Revolving Credit Facility

Vodafone has a USD 3,935,000,000 (as increased to USD 4,004,000,000) syndicated revolving credit facility with Barclays Bank plc as successor agent and certain financial institutions as lenders originally entered into on 27 February 2015 and as amended pursuant to an amendment agreement dated 10 March 2021, which matures on 10 March 2028.

The facility supports Vodafone's commercial paper programmes and may be used for general corporate purposes including acquisitions.

Interest is charged on loans drawn under the revolving credit facility at a reference rate plus a margin of 0.375%. Interest periods vary based on the loan drawn.

The facilities agreement includes certain events of default that are customary for facilities of this nature and which are subject to standard grace periods and materiality thresholds, including, without limitation, non-payment, breach of other obligations, misrepresentation, cross default, insolvency-related matters and cessation of business.

As at the date of this announcement, no amount is outstanding under the facility.
The facility agreement is governed by English law.

(B)  2029 Revolving Credit Facility

Vodafone has a EUR 3,840,000,000 (as increased to EUR 4,050,000,000) syndicated revolving credit facility with Barclays Bank as agent and certain financial institutions as lenders which it entered into on 28 March 2014 and as amended by amendment and restatement agreements dated 10 March 2021 and 8 February 2024, which matures on 8 February 2031.

The facility supports Vodafone's commercial paper programmes and may be used for general corporate purposes including acquisitions.

Interest is charged on loans drawn under the revolving credit facility at a reference rate plus a margin of 0.375%. Interest periods vary based on the loan drawn.

The facilities agreement includes certain events of default that are customary for facilities of this nature and which are subject to standard grace periods and materiality thresholds, including, without limitation, non-payment, breach of other obligations, misrepresentation, cross default, insolvency- related matters and cessation of business.

As at the date of this announcement, no amount is outstanding under the facility.

The facility agreement is governed by English law.

2.   Vodafone Idea implementation agreement
On 20 March 2017, erstwhile Vodafone India Limited ("VIL"), erstwhile Vodafone Mobile Services Limited, Idea Cellular Limited ("Idea"), Vodafone International Holdings B.V. and certain VIL promoters and Idea promoters entered into an implementation agreement pursuant to which the Vodafone group and the Idea group agreed to combine their mobile telecommunications businesses in India.

The VIL promoters gave customary warranties for a transaction of this nature, including as to capacity and title and received customary warranties in return from Idea and the Idea promoters.

As part of the implementation agreement (as amended), the parties agreed a mechanism for payments between the Vodafone group and Vodafone Idea Limited ("Vodafone Idea") pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea. Cash payments or cash receipts relating to these matters must have been made or received by Vodafone Idea before any amount becomes due from or owed to the Vodafone group. Any future payments by the Vodafone group to Vodafone Idea as a result of this agreement would only be made after satisfaction of this and other contractual conditions.

The Vodafone group's maximum potential exposure under this mechanism is capped at INR 64 billion.

The final liability calculation date under the contingent liability adjustment mechanism is 30 June 2025 and no further cash payments are considered probable from the Vodafone group as at 30 September 2024.

The implementation agreement is governed by the laws of India.

3.   Vantage Towers investment agreement and shareholders' agreement
On 9 November 2022, Vodafone GmbH and Oak Consortium GmbH (formerly SCUR-Alpha 1593 GmbH) (the "Investor"), an entity jointly controlled by Global Infrastructure Management, LLC, KKR & Co. Inc and other investors (the "Consortium"), entered into an investment agreement establishing a co-controlled joint venture (the "JV") for Vantage Towers, which at that date was listed on the regulated market of the Frankfurt Stock Exchange (as amended on 22 March 2023).

Vodafone GmbH contributed its shares in Vantage Towers by way of a capital increase against new JV shares, while the Consortium agreed to acquire shares in the JV for cash. Vodafone GmbH and the Investor also agreed that the JV would make a voluntary takeover offer for the listed Vantage Towers shares held by minority shareholders.

Vodafone GmbH gave customary warranties for a transaction of this nature, including as to capacity and title.

On 23 March 2023, Vodafone GmbH, the Investor and Oak Holdings 1 GmbH (the JV) entered into a shareholders' agreement relating to the JV. Rights to appoint directors to the management board and to appoint members to the shareholders' committee are tied to the percentage of shares each of Vodafone GmbH and the Investor holds in the JV. Vodafone GmbH and the Consortium agreed to a lock-up period of 3 years post-closing of the transaction, after which each shareholder will be able to initiate a full or partial sale of its shareholding in the JV, subject to a right of first offer in favour of the other shareholder.

The investment agreement and the shareholders' agreement are governed by the laws of Germany.

4.   Emirates Telecommunications relationship agreement
On 11 May 2023, Vodafone entered into a relationship agreement with Emirates Telecommunications Group Company PJSC ("e&"). Under the terms of the agreement, subject to relevant regulatory approvals, for so long as e& and its wholly-owned subsidiaries beneficially own (a) at least 14.6% of Vodafone's outstanding ordinary shares, e& is entitled to nominate the e& group CEO to be appointed to the Vodafone Group Plc board as a non-executive director; and (b) at least 20% of Vodafone's outstanding ordinary shares, e& will be entitled to nominate a further independent individual to the Vodafone Group Plc board as a non-executive director. The e& directors are subject to annual re-election by Vodafone's shareholders.

The relationship agreement also sets out terms for the ongoing relationship between e& and Vodafone in respect of communications, corporate actions and voting.

Under the terms of the agreement, e& is subject to a two-year lock-up period and a standstill for the duration of the agreement (subject to customary carve-outs and certain permitted actions).

The e& relationship is governed by English law.

5.   Vodafone UK and Three UK contribution agreement
On 14 June 2023, Vodafone, Brilliant Design (BVI) Limited (formerly known as Brilliant Design Limited), CK Hutchison Group Telecom Holdings Limited ("CKHGT"), CK Hutchison Holdings Limited, Vodafone International Operations Limited and Vodafone UK Trading Holdings Limited entered into a contribution agreement under which Vodafone and CKHGT, a wholly owned subsidiary of CK Hutchison Holdings Limited, agreed to combine their respective UK businesses, Vodafone UK and Three UK.

Vodafone will have a 51.0% interest in the combined business ("MergeCo"), with CKHGT holding the remaining 49.0%.

No cash consideration will be paid under the agreement, with Vodafone UK and Three UK contributing differential debt amounts at completion of the transaction to achieve MergeCo ownership of 51:49. Vodafone UK will be contributed with £4.3 billion debt and Three UK with £1.7 billion debt, subject to customary completion adjustments.

Vodafone Group Services Limited, a wholly-owned subsidiary of Vodafone, has agreed to provide certain business, technology, IT and corporate function services to MergeCo and its subsidiaries in the ordinary and usual course of business in consideration for service charges.

Under the terms of the agreement, Vodafone International Operations Limited provided certain customary indemnities for a transaction of this nature to MergeCo in respect of pre-completion liabilities and liabilities resulting from pre-completion actions in respect of Vodafone UK. Vodafone International Operations Limited also gave customary warranties for a transaction of this nature, including as to capacity and title and MergeCo also received customary indemnities and warranties from Brilliant Design (BVI) Limited.

The transaction is subject to anti-trust and regulatory clearances. As at the date of this announcement, the transaction has received clearances under the NSIA Act in the UK, the EU Merger Regulation and from the UK's Competition and Markets Authority (the "CMA") (subject to legally binding commitments relating to network investment, retail pricing and wholesale pricing and contract terms), the Egyptian Competition Authority and approval by CKHGT's shareholders.

The contribution agreement is governed by English law.

6.   Vodafone Italy sale and purchase agreement
On 15 March 2024, Vodafone Europe B.V., Swisscom Italia S.R.L., Vodafone and Swisscom AG entered into a sale and purchase agreement for the sale of Vodafone's Italian operations.

The consideration is €8 billion on a debt and cash free basis, subject to customary closing adjustments.

The transaction is subject to certain customary regulatory approvals.  As at the date of this announcement, the transaction has received unconditional approval from the Presidency of the Council of Ministers in Italy (Golden Power legislation), the Swiss Competition Commission and the EU Commission, Directorate-General for Competition, under the Foreign Subsidies Regulation, Italian Authority for Communications (Autorità per le Garanzie nelle Comunicazioni, AGCOM) but remains subject to approval by the Italian Competition Authority (Autorità Garante della Concorrenza e del Mercato) and authorisation under Article 64 of the Legislative Decree no. 259/2003 with respect to the transfer of the rights to use frequencies.

Vodafone and Vodafone Europe B.V. gave customary warranties for a transaction of this nature, including as to capacity and title and received customary warranties in return from Swisscom Italia S.r.l. and Swisscom AG.

The sale and purchase agreement is governed by Italian law.

B. Material contracts of Vodafone Italy
No contracts have been entered into by Vodafone Italy (not being contracts entered into in the ordinary course of business): (i) within the period of two years immediately preceding the date of this announcement that are, or may be, material to Vodafone Italy; or (ii) that contain any provisions under which Vodafone Italy has any obligation or entitlement that is, or may be, material to Vodafone Italy, save as disclosed below.

INWIT master services agreement
On 25 March 2020, Vodafone Italy and Infrastrutture Wireless Italiane s.p.a. ("INWIT") entered into a master services agreement (the "MSA") under which INWIT agreed to provide to Vodafone Italy, in relation to the sites it operates: (i) use of the electromagnetic space and related physical areas for the installation and management of equipment for the use of Available Frequencies and the supply of the related mobile network services; (ii) supply of the power and air-conditioning systems, capable of ensuring the correct power supply and functioning of the equipment even in the event of a power failure; (iii) monitoring and security services; (iv) management and maintenance services; (v) electricity supply services; and (vi) measurement and monitoring services of the physical and electromagnetic space.

The MSA has a duration of eight years and automatically renews for further periods of eight years unless terminated before the expiry of that term.

The fees paid by Vodafone Italy to INWIT in relation to the MSA are adjusted each year by the rate of the consumer price index, provided that this is positive.

The MSA is governed by Italian law.

3.   Legal and arbitration proceedings

A. Significant litigation of the Retained Vodafone group

Save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Vodafone is aware), during the period covering the 12 months preceding the date of this announcement, which may have, or have had in the recent past, significant effects on the financial position or profitability of the Retained Vodafone Group. The proceedings disclosed below are those where the Vodafone group considers that the likelihood of material future outflows of cash or other resources is more than remote.

In all cases, determining the probability of successfully defending a claim against the Retained Vodafone Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

1.   VISPL tax claims
Vodafone India Services Private Limited ("VISPL") is involved in a number of tax cases. As at 30 September 2024, the total value of the claims is approximately €468 million plus interest, and penalties of up to 300% of the principal. Of the individual tax claims, the most significant is for approximately €238 million (plus interest of €672 million), which VISPL has been assessed as owing in respect of: (i) the sale of an international call centre by VISPL to Hutchison Telecommunications International Limited group ("HTIL"); and (ii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India Limited. Item (i) is subject to an indemnity by HTIL. Item (ii), which forms the largest part of the potential claim, is not subject to any indemnity.

A stay of the tax demand was obtained following a deposit of INR 2,000 million (€22 million) being paid, and a corporate guarantee being provided by Vodafone International Holdings BV ("VIHBV") for the balance of tax assessed. On 8 October 2015, the Bombay High Court ruled in favour of VISPL in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. A claim in respect of the transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India has now been settled. While there is some uncertainty as to the outcome of the remaining tax cases involving VISPL, the Vodafone group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

2.   Netherlands tax case
Vodafone Europe BV ("VEBV") received assessments totalling €267 million of tax and interest from the Dutch tax authorities, who challenged the application of the arm's length principle in relation to various intra-group financing transactions. VEBV entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV's appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities have since appealed the judgement. The appeal hearing is currently scheduled to take place on 4 February 2025. The Vodafone group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting its current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

3.   Germany: price increase class action
In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany's customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened on 23 April 2024. Whilst the Vodafone group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this early stage of the proceedings.

4.   Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to €5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 15 November 2024, Vodafone Germany had been notified of 482 claims filed in various regional courts. The other national network operators are facing similar claims. Vodafone Germany's position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the increasing volume of claims, Vodafone Germany has stopped this activity. Although the outcome of these claims is uncertain and consequently it is not possible to estimate a potential financial loss, if any, at this stage, the Vodafone group believes it has valid defences and that no present obligation exists based on all available evidence.

5.   Germany: investigation by federal data protection authority
In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany sales partners to manage customer data. Vodafone Germany is working cooperatively with the authority to discuss the circumstances giving rise to these issues and is currently conducting settlement talks with the aim of reaching a constructive resolution of the proceedings. Under the GDPR the authority has the power to impose fines of up to 2% of the Vodafone group's annual revenue from the preceding financial year. A provision immaterial to the financial statements has been recorded.

6.   Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece
In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece's counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received and the Court dismissed both of the appeals because the stamp duty payments had again not been made, except for one aspect of the proceedings which will be dealt with at a further hearing in February 2025. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this announcement. Vodafone Greece is continuing vigorously to defend the claims and based on the progress of the litigation so far the Vodafone group believes that it is highly unlikely that there will be an adverse ruling. On this basis, the Vodafone group does not expect the outcome of these claims to have a material financial impact.

7.   UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others
In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ("MNOs"), including Vodafone UK, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone and Vodafone UK's favour and rejected Phones 4U's allegations that the defendants were in breach of competition law, consistent with Vodafone's previously stated position that a present obligation does not exist. Phones 4U has been granted permission to appeal the judgement from the Court of Appeal. The appeal hearing will take place in May 2025. Vodafone and Vodafone UK intend to vigorously defend the appeal and the Vodafone group is not able to estimate any possible loss in the event of an adverse judgement on appeal.

8.   South Africa: Kenneth Makate v Vodacom (Pty) Limited
Mr Kenneth Makate, a former employee of Vodacom Pty Limited ("Vodacom South Africa"), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as "Please Call Me" ("PCM").

In July 2014, the Gauteng High Court ("the High Court") ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa's behalf. The High Court and Supreme Court of Appeal ("the SCA") turned down Mr Makate's application for leave to appeal in December 2014 and March 2015, respectively. In April 2016, the Constitutional Court of South Africa ("the Constitutional Court") granted leave to appeal and upheld Mr Makate's appeal. It found that Vodacom South Africa is bound by the agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group's Chief Executive Officer ("the CEO") to determine such compensation amount. Mr Makate's application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue, was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO's award of R47 million (€2.4 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for the review of the CEO's determination and award. The High Court, in a judgement delivered on 8 February 2022, set aside the CEO's determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest. On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. On 26 August 2024, the Constitutional Court issued a directive that it will hear Vodacom South Africa's application for leave to appeal in tandem with its appeal against the SCA judgement and order. The record of the proceedings in the SCA, with relevant annotations, was filed in the Constitutional Court on 26 September 2024. Vodacom South Africa, as the applicant, filed its written arguments on 10 October 2024 and Mr Makate filed his response on 18 October 2024. The matter was heard by the Constitutional Court on 21 November 2024 and judgment was reserved.

Vodacom South Africa is challenging the SCA's judgement and order on various grounds including, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing orders that are incapable of implemented and enforced. The CEO's determination in 2019 amounted to R47 million (€2.4 million). The minority judgement of the SCA raised Mr Makate's compensation to an amount payable of R186 million (€9.6 million). The value of the compensation amount for Mr Makate, as per the SCA's majority judgement and order, would at a minimum be R29 billion (€1.5 billion). Mr Makate, in his recent submissions to the Constitutional Court, has stated that his request is for compensation in the capital amount of R9.4 billion (€493 million), plus interest from 18 January 2019. Consequently, the range of the possible compensation outcomes in this matter is very wide. The amount ultimately payable to Mr Makate is uncertain and will depend on the success of Vodacom South Africa's appeal against the judgement and order of the SCA, on the merits of the case. The Vodafone group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

9.   UK: Mr Justin Gutmann v Vodafone Limited and Vodafone

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and, in the case of Vodafone Limited and EE Ltd, their respective parent companies. Vodafone and Vodafone Limited are named defendants in one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone, Vodafone Limited and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a "loyalty penalty"). Taking into account all available evidence at this stage, the Vodafone group's assessment is that the allegations are without merit and it intends to defend the claim. The Vodafone group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Vodafone group believes it is probable that no present obligation exists.

B. Significant litigation of Vodafone Italy
Save as disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Vodafone is aware), during the period covering the 12 months preceding the date of this announcement, which may have, or have had in the recent past, material effects on the financial position or profitability of Vodafone Italy.

Italy: Iliad v Vodafone Italy
In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing. The Vodafone group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Vodafone group believes it has valid defences and that it is probable that no present obligation exists.

4.   Significant change statement
On 14 November 2024, Vodafone announced that it will commence the third tranche of a share repurchase programme of ordinary shares up to a maximum consideration of €500 million ending no later than 3 February 2025.  On 5 December 2024, Vodafone announced that the combination of Vodafone UK and Three UK had been approved by the CMA.  The approval is subject to legally binding commitments relating to network investment, retail pricing and wholesale pricing and contract terms.  There have been no other significant changes in the financial position of the Retained Vodafone Group since 30 September 2024, the end of the last financial period for which unaudited interim financial information has been published.

There has been no significant change in the financial position of Vodafone Italy since 30 September 2024, the end of the last financial period for which unaudited interim financial information has been published.

Notes
Information that is itself incorporated by reference into the above documents is not incorporated by reference into this document. It should be noted that, except as set forth above, no other portion of the above documents is incorporated by reference into this document and those portions which are not specifically incorporated by reference into this document are either not relevant for Shareholders or the relevant information is included elsewhere in this document.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

The contents of Vodafone's website or any hyperlinks accessible from it do not form part of this document and investors should not rely on them.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries (excludes Italy which is held as a discontinued operation under Vodafone Group), partner with mobile networks in 45 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Swisscom
Swisscom is the leading ICT company in Switzerland and, with Fastweb, a leading challenger in Italy. The company offers mobile, Internet and TV, as well as comprehensive IT and digital services to private and business customers. Swisscom is listed on the Swiss Stock Exchange and is 51% owned by the Swiss Confederation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 09, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary